Exhibit 12.1
Lowe’s Companies, Inc.
Statement re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended
	November 3, 2017	October 28, 2016	February 3, 2017	January 29, 2016 [4]	January 30, 2015	January 31, 2014	February 1, 2013
Earnings:
Earnings Before Income Taxes	$4,545	$4,091	$5,201	$4,419	$4,276	$3,673	$3,137
Fixed Charges	649	633	847	720	677	623	605
Capitalized Interest [1]	5	6	8	9	9	8	6
Adjusted Earnings	$5,199	$4,730	$6,056	$5,148	$4,962	$4,304	$3,748

Fixed Charges:
Interest Expense [2]	$494	$497	$659	$559	$525	$478	$463
Rental Expense [3]	155	136	188	161	152	145	142
Total Fixed Charges	$649	$633	$847	$720	$677	$623	$605

Ratio of Earnings to Fixed Charges	8.0	7.5	7.2	7.1	7.3	6.9	6.2

[1]	Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2]	Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3]	The portion of rental expense that is representative of the interest factor in these rentals.

[4]
Earnings for the fiscal year ended January 29, 2016 included a $530 million non-cash impairment charge related to the equity method investment in the Australia joint venture with Woolworths Limited. Excluding this charge from the calculation would result in a ratio of earnings to fixed charges of 7.9 for the fiscal year ended January 29, 2016.